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Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended June 30, 2018 and Declares Cash Distribution

Monaco, July 26, 2018, GasLog Partners LP ("GasLog Partners" or the "Partnership") (NYSE: GLOP), an international owner and operator of liquefied natural gas ("LNG") carriers, today reported its financial results for the three-month period ended June 30, 2018.

Highlights

•
Completed the acquisition of the GasLog Gibraltar from GasLog Ltd. ("GasLog") for $207.0 million, with attached multi-year charter to a subsidiary of Royal Dutch Shell plc ("Shell"). The acquisition was partially financed through the private issuance of $45.0 million of common units to GasLog.
•
Announced new time charter for the GasLog Sydney for 18 months with a wholly owned subsidiary of Cheniere Energy, Inc. ("Cheniere"), scheduled to commence between September and December 2018.
•
Completed the dry-docking of and installation of reliquefaction modules on the GasLog Santiago and the GasLog Sydney, thereby enhancing the commercial competitiveness of both vessels.
•
Quarterly Revenues, Profit, Adjusted Profit(1) and EBITDA(1) of $76.9 million, $23.8 million, $22.8 million and $55.0 million, respectively.
•
Partnership Performance Results for Revenues(2), Profit(2), Adjusted Profit(1)(2), EBITDA(1)(2) and Distributable cash flow(1) of $74.9 million, $22.9 million, $21.9 million, $53.3 million and $22.9 million, respectively.
•
Cash distribution of $0.53 per common unit for the second quarter of 2018, unchanged from the first quarter of 2018 and 3.9% higher than the second quarter of 2017.
•
Distribution coverage ratio(3) of 0.94x, or 1.18x adjusted distribution coverage ratio(4) to reflect the impact on revenues of the scheduled dry-dockings of the GasLog Santiago and the GasLog Sydney.

(1)
Adjusted Profit, EBITDA and Distributable cash flow are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners' financial results presented in accordance with International Financial Reporting Standards ("IFRS"). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.
(2)
Partnership Performance Results represent the results attributable to GasLog Partners which are non-GAAP financial measures. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.
(3)
Distribution coverage ratio represents the ratio of Distributable cash flow to the cash distribution declared. For the definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.
(4)
Adjusted distribution coverage ratio represents the ratio of Adjusted distributable cash flow to the cash distribution declared. Adjusted distributable cash flow is defined as Distributable cash flow after adjusting for the $5.8 million negative impact on revenues of the scheduled dry-dockings of the GasLog Santiago and the GasLog Sydney. For the definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: "In the second quarter, GasLog Partners continued to execute our strategy, completing the accretive acquisition of the GasLog Gibraltar and agreeing to a firm 18-month time charter plus two six-month options with Cheniere for the GasLog Sydney. This charter is the Partnership's second agreement this year with a new, high-quality counterparty and increases our contracted days to 91% in both 2018 and 2019.

As previously communicated, the dry-dockings of the GasLog Sydney and the GasLog Santiago in the second quarter temporarily impacted our EBITDA and Distributable cash flow. As a result, we have elected to maintain our quarterly distribution at $0.53 per unit, or $2.12 per unit annualized. Adjusted for the impact of these scheduled dry-dockings, our distribution coverage ratio was 1.18x and in-line with our historical performance.

The outlook for LNG demand remains robust, underpinning a requirement for additional investment in liquefaction, regasification and shipping capacity. With current liquidity available to fund our next drop-down acquisition and the GasLog Shanghai exposed to the anticipated strength in spot LNG shipping rates, we are reiterating our year-on-year distribution growth guidance of 5% to 7% in 2018."

New Charter Agreement

On June 18, 2018, GasLog Partners entered into a new time charter for the GasLog Sydney for 18 months with Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere, scheduled to commence between September and December 2018. The charterer has options to extend the charter for up to two consecutive periods of six months at escalating rates. The GasLog Sydney is a 155,000 cubic meter ("cbm") tri-fuel diesel electric ("TFDE") LNG carrier built in 2013 and currently on a multi-year time charter with a wholly owned subsidiary of Shell through September 2018. The vessel recently completed a scheduled dry-docking during which its commercial competitiveness was enhanced through the installation of a reliquefaction module.

Operations in the Cool Pool

On May 18, 2018, the GasLog Shanghai entered the Cool Pool, which was established by GasLog, Dynagas Ltd. and Golar LNG Ltd. (the "Cool Pool") on October 1, 2015 to market their vessels operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the growing LNG market by providing customers with reliable, flexible, and innovative solutions to meet their increasingly complex shipping requirements. As of June 30, 2018, the Cool Pool consisted of 17 modern efficient TFDE LNG carriers in the 155-170,000 cbm range. The Cool Pool charters the vessels for periods up to one year in duration as agents for the owners, who each remain responsible for the technical and commercial operation of their vessels and performance of the contracts. During June and July 2018, Dynagas Ltd. removed its three vessels from the Cool Pool.

Pool revenues and Voyage expenses and commissions are recognized on a gross basis and are included under Revenues and Voyage expenses and commissions, respectively. Pool revenues represent time charter revenues earned by the GasLog Shanghai under her spot charter agreements in the Cool Pool. Voyage expenses and commissions represent the broker commissions of the aforementioned spot charter agreements and the bunkers consumed during the vessel's unemployed periods. The Partnership's adjustment for the net pool allocation is included under Net pool allocation and represents the adjustment of the net results generated by the GasLog Shanghai in accordance with the pool distribution formula. The formula takes into account gross revenues, voyage expenses and the number of days that each vessel participates in the pool.

Acquisition of the GasLog Gibraltar

On April 26, 2018, GasLog Partners acquired from GasLog 100% of the shares in the entity that owns and charters the GasLog Gibraltar. The GasLog Gibraltar is a 174,000 cbm TFDE LNG carrier built in 2016 and operated by GasLog since delivery. The vessel is currently on a multi-year time charter with a subsidiary of Shell through October 2023 and Shell has two consecutive extension options which, if exercised, would extend the charter for a period of either five or eight years.

The aggregate purchase price for the acquisition was $207.0 million, which included $1.0 million for positive net working capital balances transferred with the vessel. GasLog Partners financed the acquisition with cash on hand, including proceeds from the Series B Preference Units public offering in January 2018, $45.0 million of new privately placed common units issued to GasLog (1,858,975 common units at a price of $24.21 per unit) and the assumption of the GasLog Gibraltar's outstanding indebtedness of $143.6 million.

ATM Common Equity Offering Programme ("ATM Programme")

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC agreed to act as sales agents. On November 3, 2017, the size of the ATM Programme was increased to $144.0 million and UBS Securities LLC was included as a sales agent.

Since the commencement of the ATM Programme through June 30, 2018, GasLog Partners has issued and received payment for a total of 2,738,425 common units, with cumulative gross proceeds of $62.9 million at a weighted average price of $22.97 per unit, representing a discount of 0.5% to the volume weighted average trading price of GasLog Partners' common units on the days on which new common units were issued. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 55,887 general partner units to its general partner.

In the second quarter of 2018, GasLog Partners issued and received payment for an additional 1,020 common units at a weighted average price of $24.25 per unit for gross and net proceeds of $0.02 million. In connection with this issuance of common units, the Partnership also issued 21 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. As of June 30, 2018, the cumulative net proceeds from the ATM Programme and the issuance of general partner units were $63.4 million.

Financial Summary

	IFRS Common Control Reported Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2017		March 31, 2018
Revenues	85,405	84,351	76,934	(10%	)	(9%	)
Profit	29,200	34,735	23,841	(18%	)	(31%	)
Adjusted Profit(2)	31,057	29,265	22,840	(26%	)	(22%	)
EBITDA(2)	64,515	61,459	54,992	(15%	)	(11%	)
  (1)
  "IFRS Common Control Reported Results" represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the transfers of such vessels were accounted for as reorganizations of entities under common control for IFRS accounting purposes. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.

  (2)
  Adjusted Profit and EBITDA are non-GAAP financial measures. For the definitions and reconciliations of these measures to the most directly comparable financial measure presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The decrease in profit in the second quarter of 2018 as compared to the same period in 2017 is mainly attributable to decreased revenues due to two scheduled dry-dockings (with additional off-hire days required for the installation of a reliquefaction module on each vessel) and also due to the expiration of the time charter of the GasLog Shanghai and her entering the spot market in May 2018 and an increase in administrative fees, partially offset by a decrease in loss on derivatives.

The decrease in profit in the second quarter of 2018 as compared to the first quarter of 2018 is mainly attributable to decreased revenues due to two scheduled dry-dockings (with additional off-hire days required for the installation of a reliquefaction module on each vessel), partially offset by a decrease in loss on interest rate swaps.

	Partnership Performance Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2017		March 31, 2018
Revenues	62,582	77,061	74,909	20%		(3%	)
Profit	19,358	32,002	22,901	18%		(28%	)
Adjusted Profit(2)	21,215	26,532	21,900	3%		(17%	)
EBITDA(2)	45,220	55,830	53,260	18%		(5%	)
Distributable cash flow(2)	23,254	27,462	22,915	(1%	)	(17%	)
Cash distributions declared	21,001	24,272	24,272	16%		0%
  (1)
  "Partnership Performance Results" represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners' results in accordance with IFRS because the transfers of the vessel owning entities by GasLog to the Partnership represent reorganizations of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and earnings per unit, which similarly exclude the results of vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For the definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

  (2)
  Adjusted Profit, EBITDA and Distributable cash flow are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners' financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The increase in profit for the second quarter of 2018 as compared to the same period in 2017 is mainly attributable to the profit from operations of the GasLog Greece, the GasLog Geneva, the Solaris and the GasLog Gibraltar, acquired by the Partnership on May 3, 2017, July 3, 2017, October 20, 2017 and April 26, 2018, respectively, and the decrease in mark-to-market loss on derivatives attributable to the Partnership, which were offset by the decreased revenues due to the two scheduled dry-dockings of the GasLog Santiago and the GasLog Sydney and the spot market exposure of the GasLog Shanghai, the increased financial costs and the increased administrative fees pursuant to the acquisitions of the aforementioned vessels.

The decrease in profit in the second quarter of 2018 as compared to the first quarter of 2018 is mainly attributable to decreased revenues due to two scheduled dry-dockings (with additional off-hire days required for the installation of a reliquefaction module on each vessel) and a decrease in gain on interest rate swaps, partially offset by the profit of the GasLog Gibraltar, which was acquired by the Partnership on April 26, 2018.

Preference Unit Distributions

On May 11, 2018, the board of directors of GasLog Partners approved and declared a distribution on the Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Series A Preference Units") of $0.5390625 per preference unit and a distribution on the Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Series B Preference Units") of $0.5125 per preference unit. The cash distributions were paid on June 15, 2018 to all unitholders of record as of June 8, 2018.

Common Unit Distribution

On July 25, 2018, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.53 per common unit for the quarter ended June 30, 2018. The cash distribution is payable on August 10, 2018 to all unitholders of record as of August 6, 2018.

Liquidity and Financing

As of June 30, 2018, we had $134.7 million of cash and cash equivalents, of which $52.1 million was held in current accounts and $82.6 million was held in time deposits with an original duration of less than three months. An amount of $13.0 million of time deposits with an original duration greater than three months was classified as short-term investments.

As of June 30, 2018, we had an aggregate of $1,184.4 million of indebtedness outstanding under our credit facilities, of which $85.0 million is repayable within one year. In addition, we had unused availability under our revolving credit facilities of $55.9 million.

On April 26, 2018, in connection with the acquisition of GAS-fourteen Ltd., the entity that owns the GasLog Gibraltar, the Partnership paid GasLog $19.0 million representing the $207.0 million aggregate purchase price, less the $45.0 million new privately placed common units issued to GasLog (1,858,975 common units at a price of $24.21 per unit) and the $143.6 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners plus an adjustment of $0.6 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

On May 23, 2018, the Partnership entered into a new interest rate swap agreement with GasLog with a notional value of $80.0 million, maturing in 2023. On the same date, the Partnership also entered into twelve forward foreign exchange contracts with GasLog with a notional value of €24.0 million and staggered maturities until mid-2019 to mitigate its foreign exchange transaction exposure in its operating expenses.

In total, the Partnership has entered into five interest rate swap agreements with GasLog at a notional value of $550.0 million in aggregate, maturing between 2020 and 2023. As a result of its hedging agreements, the Partnership has hedged 45.7% of its floating interest rate exposure on its outstanding debt as of June 30, 2018, at a weighted average interest rate of approximately 1.9% (excluding margin).

Following the completion of the scheduled dry-dockings of the GasLog Santiago and the GasLog Sydney, the GasLog Seattle is scheduled to commence her regular dry-docking in the fourth quarter of 2018.

As of June 30, 2018, our current assets totaled $161.0 million and current liabilities totaled $155.0 million, resulting in a positive working capital position of $6.0 million.

LNG Market Update and Outlook

Demand for natural gas and LNG remains robust, underpinned in the second quarter by significant increases in demand from major Asian consumers. According to Poten, LNG imports into China, South Korea and India during the first half of 2018 increased 50%, 14% and 10%, respectively, year-on-year, marginally offset by a 3% reduction in Japan's LNG imports. In particular, the growth in China's LNG demand is attributed to the secular driver of coal-to-gas switching, strong industrial demand and constrained domestic gas production. The backdrop for growth in global LNG demand remains favorable, with Wood Mackenzie estimating compound annual growth of 6% over the 2017-2023 period.

Wood Mackenzie estimates that during the second quarter of 2018 global LNG supply increased by 8% year-over-year, but declined 3% from the first quarter of 2018. The year-on-year increase was driven by the start-up of new liquefaction capacity in the United States ("US"), Russia and Australia, while the sequential decline is attributed to normal seasonal weakness in the spring shoulder months, supply disruptions from PNG LNG following an earthquake earlier this year, underperformance from projects in Algeria and Trinidad and unplanned downtime of facilities in the United Arab Emirates. These disruptions offset new liquefaction startups in the quarter which included Cameroon Floating LNG, Cove Point and Wheatstone LNG Train 2. In the second quarter of 2018, 75 cargoes were exported from the US, with around half of these cargoes delivered to Asia. Data from the second quarter of 2018 suggests that 1.91 vessels were required for each million tonnes of LNG exported from the US, compared to an average of 1.86 ships per million tonnes of LNG since the start-up of Sabine Pass.

Progress was made during the quarter on projects that underpin Wood Mackenzie's 2018 LNG supply growth forecast of 9%. Commissioning cargoes were introduced to the Ichthys and Prelude facilities, while Yamal Train 2 (Russia) and Elba Island (US) are also expected onstream before year-end. A further 41 million tonnes per annum ("mtpa") of new supply, or 13% growth, is expected in 2019, principally driven by additions in the US and the ramp-up of Ichthys and Prelude in Australia.

In May, Cheniere announced a final investment decision ("FID") on Train 3 at the Corpus Christi Liquefaction Project, the first approval of a new liquefaction project since June 2017 and the first in the US since 2015. According to Wood Mackenzie and press reports, in the second quarter of 2018, 15 mtpa of long-term supply contracts were agreed or signed, bringing the total volume of long-term supply contracts concluded since the beginning of 2017 to 52 mtpa. Buyers include Asian and European utilities as well as portfolio suppliers and traders. Several recent offtake contracts for projects yet to reach FID have been for a duration of 20 years or more, giving these projects greater visibility on cashflows which may de-risk the financing required for FID. LNG Canada, which is targeting 24 mtpa of capacity in a phased approach and where Petronas took a 25% stake in May, may take FID later in 2018, while FID on the Golden Pass project (16 mtpa capacity) in the US may be taken in early 2019. Mozambique Area 1 LNG (13 mtpa capacity) and the Calcasieu Pass (10 mtpa capacity) project in the US have also made progress in the second quarter towards potential FIDs in 2019.

During the second quarter, Panama became the 42nd country to import LNG after commencing operations at its Costa Norte terminal. Plans have also progressed to import LNG into eastern Australia's gas market to alleviate potential shortages in the future. Pakistan's Ambassador to the US outlined plans in early July to import more gas from the US, claiming that the country is on its way to becoming "one of the world's largest gas importers". In May, Chinese gas distributor ENN was reportedly seeking a commissioning cargo for the country's first privately owned LNG regasification terminal. The Zhoushan terminal has a planned capacity of 3 mtpa and is expected to come onstream in the coming months.

Headline daily spot TFDE LNG shipping rates as reported by Clarksons averaged $54,000 in the second quarter, compared to $34,000 in the second quarter of 2017. During the period, rates exhibited counter-seasonal strength, rising to $87,000 per day in late June from $38,000 per day in late April. This recent, sharp increase in headline spot rates was driven by increased vessel demand, as LNG suppliers sought to capitalize on the arbitrage between the Atlantic basin and Asian markets, which was widened by counter-seasonal strength in Asian LNG prices (as measured by the Platts Japan-Korea Marker ("JKM") assessment). As a result, the number of spot fixtures rose to 110 during the second quarter of 2018, an all-time high and an increase over the 70 and 78 fixtures in the first quarter of 2018 and second quarter of 2017, respectively. Spot TFDE shipping rates have moderated in recent weeks, with a current Clarksons assessment of $75,000 per day, as softening Asia LNG prices have narrowed the near-term arbitrage opportunity. However, based on current JKM pricing, the arbitrage between the Atlantic and Pacific Basins is expected to remain open for the 2018/19 Northern Hemisphere winter, suggesting that the recent increase in LNG shipping rates could potentially be sustained throughout the remainder of 2018 and into early 2019.

According to Poten and press reports, 26 firm orders for LNG carriers have been made so far in 2018, of which three are GasLog vessels. The pace of firm newbuild orders has recently increased, as shipowners look to lock in attractive yard pricing against a positive backdrop for LNG vessel demand. However, even after taking into account the current orderbook, we believe that the LNG shipping market could be short of vessels as soon as 2019 based on current supply and demand projections. The earliest a newbuilding can now be delivered is 2021, which points towards a tighter market in 2019 and 2020, again underpinning the outlook for shipping rates. Based on our analysis and excluding the current orderbook, 28-56 additional vessels may be needed by 2022 to satisfy projected market growth, with this range increasing to 105-137 additional vessels by 2025.

Conference Call

GasLog Partners will host a conference call to discuss its results for the second quarter of 2018 at 8:30 a.m. EDT (1:30 p.m. BST) on Thursday, July 26, 2018. Andrew Orekar, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Partnership's operational and financial performance for the period. Management's presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:
+1 855 253 8928 (USA)
+44 20 3107 0289 (United Kingdom)
+33 1 70 80 71 53 (France)
+852 3011 4522 (Hong Kong)

Conference ID: 3597854

A live webcast of the conference call will also be available on the investor relations page of the Partnership's website at http://www.gaslogmlp.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 12:00 p.m. EDT (5:00 p.m. BST) on Thursday, July 26, 2018 until 12:00 p.m. EDT (5:00 p.m. BST) on Thursday, August 2, 2018.

The replay dial-in numbers are as follows:
+1 855 859 2056 (USA)
+44 20 3107 0235 (United Kingdom)
+33 1 70 80 71 79 (France)
+852 3011 4541 (Hong Kong)

Conference ID: 3597854

The replay will also be available via a webcast on the investor relations page of the Partnership's website at http://www.gaslogmlp.com/investor-relations.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners' fleet consists of 13 LNG carriers with an average carrying capacity of approximately 156,000 cbm. GasLog Partners' principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners' website at http://www.gaslogmlp.com

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

  •
  general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;
  •
  fluctuations in charter hire rates and vessel values;
  •
  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
  •
  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;
  •
  planned capital expenditures and availability of capital resources to fund capital expenditures;
  •
  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology at such time, which may impact the rate at which we can charter such vessels;
  •
  our ability to secure new multi-year charters at economically attractive rates;
  •
  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;
  •
  our ability to expand our fleet by acquiring vessels through our drop-down pipeline with GasLog;
  •
  our ability to leverage GasLog's relationships and reputation in the shipping industry;
  •
  the ability of GasLog to maintain long-term relationships with major energy companies;
  •
  changes in the ownership of our charterers;
  •
  our customers' performance of their obligations under our time charters and other contracts;
  •
  our future operating performance, financial condition, liquidity and cash available for distributions;
  •
  our ability to acquire assets in the future, including vessels from GasLog;
  •
  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into on April 3, 2017 and our ability to meet our restrictive covenants and other obligations under our credit facilities;
  •
  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;
  •
  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
  •
  risks inherent in ship operations, including the discharge of pollutants;

  •
  GasLog's relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
  •
  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
  •
  potential liability from future litigation;
  •
  our business strategy and other plans and objectives for future operations;
  •
  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
  •
  other risks and uncertainties described in the Partnership's Annual Report on Form 20-F filed with the SEC on February 12, 2018, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell
Chief Financial Officer
Phone: +44-203-388-3100

Phil Corbett
Head of Investor Relations
Phone: +44-203-388-3116

Joseph Nelson
Deputy Head of Investor Relations
Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

EXHIBIT I—Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position
As of December 31, 2017 and June 30, 2018
(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2017	June 30, 2018

Assets
Non-current assets
Derivative financial instruments	6,038	11,121
Vessels	2,149,751	2,141,529

Total non-current assets	2,155,789	2,152,650

Current assets
Trade and other receivables	3,755	2,739
Inventories	2,857	4,149
Due from related parties	3,712	1,083
Prepayments and other current assets	1,579	1,399
Derivative financial instruments	577	3,924
Short-term investments	—	13,000
Cash and cash equivalents	146,721	134,686

Total current assets	159,201	160,980

Total assets	2,314,990	2,313,630

Partners' equity and liabilities
Partners' equity
Owners' capital	53,354	—
Common unitholders (41,002,121 units issued and outstanding as of December 31, 2017 and 42,896,114 units issued and outstanding as of June 30, 2018)	752,456	788,087
General partner (836,779 units issued and outstanding as of December 31, 2017 and 875,432 units issued and outstanding as of June 30, 2018)	11,781	12,183
Incentive distribution rights ("IDR")	6,596	7,068
Preference unitholders (5,750,000 Series A Preference Units issued and outstanding as of December 31, 2017 and 5,750,000 Series A Preference Units and 4,600,000 Series B Preference Units issued and outstanding as of June 30, 2018)	139,321	250,934

Total partners' equity	963,508	1,058,272

Current liabilities
Trade accounts payable	4,785	7,428
Due to related parties	2,613	2,382
Derivative financial instruments	269	657
Other payables and accruals	43,000	59,619
Borrowings—current portion	114,570	84,961

Total current liabilities	165,237	155,047

Non-current liabilities
Derivative financial instruments	—	671
Borrowings—non-current portion	1,185,995	1,099,482
Other non-current liabilities	250	158

Total non-current liabilities	1,186,245	1,100,311

Total partners' equity and liabilities	2,314,990	2,313,630

Unaudited condensed consolidated statements of profit or loss
For the three and six months ended June 30, 2017 and June 30, 2018
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018
Revenues	85,405	76,934	169,882	161,285
Net pool allocation	—	(357)	—	(357)
Voyage expenses and commissions	(1,070)	(1,536)	(2,128)	(2,683)
Vessel operating costs	(16,232)	(15,351)	(31,220)	(32,413)
Depreciation	(18,330)	(18,375)	(36,464)	(36,604)
General and administrative expenses	(3,588)	(4,698)	(7,078)	(9,381)

Profit from operations	46,185	36,617	92,992	79,847

Financial costs	(14,892)	(14,946)	(29,066)	(30,293)
Financial income	243	582	373	1,107
(Loss)/gain on derivatives	(2,336)	1,588	(2,313)	7,915

Total other expenses, net	(16,985)	(12,776)	(31,006)	(21,271)

Profit for the period	29,200	23,841	61,986	58,576

Less:
Profit attributable to GasLog's operations	(9,842)	(940)	(21,606)	(3,673)

Profit attributable to Partnership's operations	19,358	22,901	40,380	54,903

Partnership's profit attributable to:
Common units	17,349	17,095	32,073	41,152
Subordinated units	N/A	N/A	5,085	N/A
General partner units	357	349	777	888
Incentive distribution rights	103	—	896	2,368
Preference units	1,549	5,457	1,549	10,495

Earnings per unit for the period (basic and diluted):
Common unit (basic)	0.45	0.40	0.98	0.99
Common unit (diluted)	0.45	0.40	0.98	0.98
Subordinated unit	N/A	N/A	0.52	N/A
General partner unit	0.46	0.40	1.01	1.04

Unaudited condensed consolidated statements of cash flows
For the six months ended June 30, 2017 and June 30, 2018
(All amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30, 2017	June 30, 2018

Cash flows from operating activities:
Profit for the period	61,986	58,576
Adjustments for:
Depreciation	36,464	36,604
Financial costs	29,066	30,293
Financial income	(373)	(1,107)
Unrealized loss/(gain) on derivatives	1,209	(7,371)
Share-based compensation	371	498

	128,723	117,493
Movements in working capital	(9,025)	5,915

Cash provided by operations	119,698	123,408

Interest paid	(25,921)	(25,519)

Net cash provided by operating activities	93,777	97,889

Cash flows from investing activities:
Payments for vessels' additions	(700)	(13,590)
Financial income received	374	928
Maturity of short-term investments	7,500	5,000
Purchase of short-term investments	—	(18,000)

Net cash provided by/(used in) investing activities	7,174	(25,662)

Cash flows from financing activities:
Borrowings drawdowns	60,000	—
Borrowings repayments	(120,129)	(119,757)
Payment of loan issuance costs	(1,499)	(68)
Proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions)	89,649	960
Proceeds from issuance of preference units (net of underwriting discounts and commissions)	139,222	111,544
Payment of offering costs	(336)	(662)
Cash payment to GasLog in exchange for contribution of net assets	(66,643)	(19,086)
Distributions paid	(39,670)	(57,193)

Net cash provided by/(used in) financing activities	60,594	(84,262)

Increase/(decrease) in cash and cash equivalents	161,545	(12,035)

Cash and cash equivalents, beginning of the period	59,875	146,721

Cash and cash equivalents, end of the period	221,420	134,686

EXHIBIT II

Non-GAAP Financial Measures:

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-eleven Ltd. (the owner of the GasLog Greece), GAS-thirteen Ltd. (the owner of the GasLog Geneva), GAS-eight Ltd. (the owner of the Solaris) and GAS-fourteen Ltd. (the owner of the GasLog Gibraltar), for the periods prior to their transfers to the Partnership on May 3, 2017, July 3, 2017, October 20, 2017 and April 26, 2018, respectively. While such amounts are reflected in the Partnership's unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-eleven Ltd., GAS-thirteen Ltd., GAS-eight Ltd. and GAS-fourteen Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership on May 3, 2017, July 3, 2017, October 20, 2017 and April 26, 2018, respectively, and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers.

Our IFRS Common Control Reported Results presented below include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as reorganizations of entities under common control and the Partnership's consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of acquired vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes for the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	For the three months ended June 30, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	22,823	62,582	85,405
Voyage expenses and commissions	(284)	(786)	(1,070)
Vessel operating costs	(2,923)	(13,309)	(16,232)
Depreciation	(4,864)	(13,466)	(18,330)
General and administrative expenses	(321)	(3,267)	(3,588)

Profit from operations	14,431	31,754	46,185

Financial costs	(4,604)	(10,288)	(14,892)
Financial income	15	228	243
Loss on derivatives	—	(2,336)	(2,336)

Total other expenses, net	(4,589)	(12,396)	(16,985)

Profit for the period	9,842	19,358	29,200

	For the three months ended March 31, 2018
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	7,290	77,061	84,351
Voyage expenses and commissions	(92)	(1,055)	(1,147)
Vessel operating costs	(1,471)	(15,591)	(17,062)
Depreciation	(1,443)	(16,786)	(18,229)
General and administrative expenses	(98)	(4,585)	(4,683)

Profit from operations	4,186	39,044	43,230

Financial costs	(1,459)	(13,888)	(15,347)
Financial income	6	519	525
Gain on derivatives	—	6,327	6,327

Total other expenses, net	(1,453)	(7,042)	(8,495)

Profit for the period	2,733	32,002	34,735

	For the three months ended June 30, 2018
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	2,025	74,909	76,934
Net pool allocation	—	(357)	(357)
Voyage expenses and commissions	(25)	(1,511)	(1,536)
Vessel operating costs	(241)	(15,110)	(15,351)
Depreciation	(401)	(17,974)	(18,375)
General and administrative expenses	(27)	(4,671)	(4,698)

Profit from operations	1,331	35,286	36,617

Financial costs	(394)	(14,552)	(14,946)
Financial income	3	579	582
Gain on derivatives	—	1,588	1,588

Total other expenses, net	(391)	(12,385)	(12,776)

Profit for the period	940	22,901	23,841

EXHIBIT III

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivative financial instruments held for trading and (b) write-off and accelerated amortization of unamortized loan fees. EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; and in the case of Adjusted Profit, non-cash gain/loss on derivatives and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently to how we do, limiting its usefulness as a comparative measure. EBITDA excludes some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA as presented herein may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to profit, the most directly comparable IFRS financial measure, for the periods presented.

EBITDA and Adjusted Profit are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog, as set out in the reconciliations below.

Reconciliation of Profit to EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	June 30, 2017	March 31, 2018	June 30, 2018
Profit for the period	29,200	34,735	23,841
Depreciation	18,330	18,229	18,375
Financial costs	14,892	15,347	14,946
Financial income	(243)	(525)	(582)
Loss/(gain) on derivatives	2,336	(6,327)	(1,588)

EBITDA	64,515	61,459	54,992

	Partnership Performance Results
	For the three months ended
	June 30, 2017	March 31, 2018	June 30, 2018
Profit for the period	19,358	32,002	22,901
Depreciation	13,466	16,786	17,974
Financial costs	10,288	13,888	14,552
Financial income	(228)	(519)	(579)
Loss/(gain) on derivatives	2,336	(6,327)	(1,588)

EBITDA	45,220	55,830	53,260

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	June 30, 2017	March 31, 2018	June 30, 2018
Profit for the period	29,200	34,735	23,841
Non-cash loss/(gain) on derivatives	1,857	(6,370)	(1,001)
Write-off and accelerated amortization of unamortized loan fees	—	900	—

Adjusted Profit	31,057	29,265	22,840

	Partnership Performance Results
	For the three months ended
	June 30, 2017	March 31, 2018	June 30, 2018
Profit for the period	19,358	32,002	22,901
Non-cash loss/(gain) on derivatives	1,857	(6,370)	(1,001)
Write-off and accelerated amortization of unamortized loan fees	—	900	—

Adjusted Profit	21,215	26,532	21,900

Distributable Cash Flow

Distributable cash flow means EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the period, including realized loss on derivatives (interest rate swaps and forward foreign exchange contracts) and excluding amortization of loan fees, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on preference units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenues generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to, profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Partnership's Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	June 30, 2017 (1)	March 31, 2018 (1)	June 30, 2018 (1)
Partnership's profit for the period	19,358	32,002	22,901
Depreciation	13,466	16,786	17,974
Financial costs	10,288	13,888	14,552
Financial income	(228)	(519)	(579)
Loss/(gain) on derivatives	2,336	(6,327)	(1,588)

EBITDA	45,220	55,830	53,260

Financial costs (excluding amortization of loan fees) and realized loss/gain on derivatives	(9,591)	(11,771)	(12,674)
Dry-docking capital reserve	(2,871)	(3,245)	(3,447)
Replacement capital reserve	(7,955)	(8,314)	(8,767)
Accrued preferred equity distribution	(1,549)	(5,038)	(5,457)

Distributable cash flow	23,254	27,462	22,915

Other reserves (2)	(2,253)	(3,190)	1,357

Cash distribution declared	21,001	24,272	24,272

(1)
Excludes amounts related to GAS-eleven Ltd., the owner of the GasLog Greece, GAS-thirteen Ltd., the owner of the GasLog Geneva, GAS-eight Ltd., the owner of the Solaris and GAS-fourteen Ltd., the owner of the GasLog Gibraltar, for the periods prior to their transfers to the Partnership on May 3, 2017, July 3, 2017, October 20, 2017 and April 26, 2018, respectively. While such amounts are reflected in the Partnership's unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, the aforementioned entities were not owned by the Partnership prior to their respective transfers to the Partnership in May 2017, July 2017, October 2017 and April 2018, respectively, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

(2)
Refers to movements in reserves (other than the dry-docking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries.

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